FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                       For period ending January 19, 2005

                              GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                             Form 20-F x Form 40-F
                                       --


        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --

SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: January 19, 2005                                          By: LORRAINE DAY
                                                             ------------------
                                                                    Lorraine Day
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc

                              BLOCKLISTING SIX MONTHLY RETURN

To:      Listing Applications
         UK Listing Authority
         Financial Services Authority
         25, The North Colonnade
         Canary Wharf
         London, E14 5HS

                              Please ensure the entries on this return are typed

1. Name of company

GlaxoSmithKline plc

2. Name of scheme

Glaxo Wellcome International Share Option Scheme

3. Period of return:

From        1 July 2004                               To     31 December 2004

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

21,159,209

5. Number of shares issued / allotted under scheme during period:

831,083

6. Balance under scheme not yet issued / allotted at end of period

20,328,126

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

35,236,365 shares blocklisted on 27 December 2000

Please confirm total number of shares in issue at the end of the period in order for us to update our records

5,937,688,831

Contact for queries

Name               Janet Azzopardi

Address            980 Great West Road, Brentford, Middlesex, TW8 9GS

Telephone          020 8047 5000

Person making the return

Name               Simon Bicknell

Position           Company Secretary

Signature

                                                                      SCHEDULE 5

                                                 BLOCKLISTING SIX MONTHLY RETURN

To:      Listing Applications
         UK Listing Authority
         Financial Services Authority
         25, The North Colonnade
         Canary Wharf
         London, E14 5HS

                              Please ensure the entries on this return are typed

1. Name of company

GlaxoSmithKline plc

2. Name of scheme

GlaxoSmithKline Share Option Plan - Ordinary Shares

3. Period of return:

From        1 July 2004                               To     31 December 2004

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

188,673

5. Number of shares issued / allotted under scheme during period:

0

6. Balance under scheme not yet issued / allotted at end of period

188,673

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

77,942 shares blocklisted on 11 December 2003

Please confirm total number of shares in issue at the end of the period in order for us to update our records

5,933,804,359

Contact for queries

Name               Leo Nuttall

Address            980 Great West Road, Brentford, Middlesex, TW8 9GS

Telephone          020 8047 5000

Person making the return

Name               Simon Bicknell

Position           Company Secretary

Signature

                                                              SCHEDULE 5

                                                 BLOCKLISTING SIX MONTHLY RETURN

To:      Listing Applications
         UK Listing Authority
         Financial Services Authority
         25, The North Colonnade
         Canary Wharf
         London, E14 5HS

                              Please ensure the entries on this return are typed

1. Name of company

GlaxoSmithKline plc

2. Name of scheme

Glaxo Wellcome 1999 Share Option Plan

3. Period of return:

From        1 July 2004                               To     31 December 2004

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

40,000

5. Number of shares issued / allotted under scheme during period:

0

6. Balance under scheme not yet issued / allotted at end of period

40,000

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

40,000 shares blocklisted on 25 June 2002

Please confirm total number of shares in issue at the end of the period in order for us to update our records

5,937,688,831

Contact for queries

Name               Janet Azzopardi

Address            980 Great West Road, Brentford, Middlesex, TW8 9GS

Telephone          020 8047 5000

Person making the return

Name               Simon Bicknell

Position           Company Secretary

Signature

                                                              SCHEDULE 5

                                                 BLOCKLISTING SIX MONTHLY RETURN

To:      Listing Applications
         UK Listing Authority
         Financial Services Authority
         25, The North Colonnade
         Canary Wharf
         London, E14 5HS

                              Please ensure the entries on this return are typed

1. Name of company

GlaxoSmithKline plc

2. Name of scheme

Glaxo Group Limited Share Option Scheme

3. Period of return:

From        1 July 2004                               To     31 December 2004

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

2,613,163

5. Number of shares issued / allotted under scheme during period:

918,347

6. Balance under scheme not yet issued / allotted at end of period

1,694,816

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

10,000,000 shares blocklisted on 27 December 2000

Please confirm total number of shares in issue at the end of the period in order for us to update our records

5,937,688,831

Contact for queries

Name               Janet Azzopardi

Address            980 Great West Road, Brentford, Middlesex, TW8 9GS

Telephone          020 8047 5000

Person making the return

Name               Simon Bicknell

Position           Company Secretary

Signature

                                                              SCHEDULE 5

                                                 BLOCKLISTING SIX MONTHLY RETURN

To:      Listing Applications
         UK Listing Authority
         Financial Services Authority
         25, The North Colonnade
         Canary Wharf
         London, E14 5HS

                              Please ensure the entries on this return are typed

1. Name of company

GlaxoSmithKline plc

2. Name of scheme

Glaxo Wellcome UK Savings Related Share Option Plan

3. Period of return:

From        1 July 2004                               To     31 December 2004

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

3,856,077

5. Number of shares issued / allotted under scheme during period:

0

6. Balance under scheme not yet issued / allotted at end of period

3,856,077

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

5,500,000 shares blocklisted on 27 December 2000

Please confirm total number of shares in issue at the end of the period in order for us to update our records

5,937,688,831

Contact for queries
Name               Janet Azzopardi

Address            980 Great West Road, Brentford, Middlesex, TW8 9GS

Telephone          020 8047 5000

Person making the return

Name               Simon Bicknell

Position           Company Secretary

Signature

                                                              SCHEDULE 5

                                                 BLOCKLISTING SIX MONTHLY RETURN

To:      Listing Applications
         UK Listing Authority
         Financial Services Authority
         25, The North Colonnade
         Canary Wharf
         London, E14 5HS

                              Please ensure the entries on this return are typed

1. Name of company

GlaxoSmithKline plc

2. Name of scheme

SmithKline Beecham 1989 Executive Share Option Plan - Approved - Ordinary Shares

3. Period of return:

From        1 July 2004                               To     31 December 2004

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

691,880

5. Number of shares issued / allotted under scheme during period:

469,577

6. Balance under scheme not yet issued / allotted at end of period

222,303

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

3,027,248 shares blocklisted on 27 December 2000
500,000 shares blocklisted on 4 November 2004

Please confirm total number of shares in issue at the end of the period in order for us to update our records

5,937,688,831

Contact for queries

Name               Janet Azzopardi

Address            980 Great West Road, Brentford, Middlesex, TW8 9GS

Telephone          020 8047 5000

Person making the return

Name               Simon Bicknell

Position           Company Secretary

Signature

                                                              SCHEDULE 5

                                                 BLOCKLISTING SIX MONTHLY RETURN

To:      Listing Applications
         UK Listing Authority
         Financial Services Authority
         25, The North Colonnade
         Canary Wharf
         London, E14 5HS

                              Please ensure the entries on this return are typed

1. Name of company

GlaxoSmithKline plc

2. Name of scheme

SmithKline Beecham 1989 Executive Share Option Plan - Unapproved - ADS

3. Period of return:
From        1 July 2004                               To     31 December 2004

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

726,994

5. Number of shares issued / allotted under scheme during period:

922,341

6. Balance under scheme not yet issued / allotted at end of period

(195,347)

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

6,000,000 shares blocklisted on 27 December 2000
700,000 share blocklisted on 4 November 2004

Please confirm total number of shares in issue at the end of the period in order for us to update our records

5,937,688,831

Contact for queries

Name               Janet Azzopardi

Address            980 Great West Road, Brentford, Middlesex, TW8 9GS

Telephone          020 8047 5000

Person making the return

Name               Simon Bicknell

Position           Company Secretary

Signature

                                                              SCHEDULE 5

                                                 BLOCKLISTING SIX MONTHLY RETURN

To:      Listing Applications
         UK Listing Authority
         Financial Services Authority
         25, The North Colonnade
         Canary Wharf
         London, E14 5HS

                              Please ensure the entries on this return are typed

1. Name of company

GlaxoSmithKline plc

2. Name of scheme

SmithKline Beecham 1989 Executive Share Option Plan - Unapproved - Ordinary
Shares

3. Period of return:

From        1 July 2004                               To     31 December 2004

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

531,128

5. Number of shares issued / allotted under scheme during period:

315,267

6. Balance under scheme not yet issued / allotted at end of period

215,861

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

1,000,000 shares blocklisted on 27 December 2000 100,000 shares blocklisted on 15 March 2004 42,592 shares blocklisted on 29 March 2004 500,000 shares blocklisted on 4 November 2004

Please confirm total number of shares in issue at the end of the period in order for us to update our records

5,937,688,831

Contact for queries

Name               Janet Azzopardi

Address            980 Great West Road, Brentford, Middlesex, TW8 9GS

Telephone          020 8047 5000

Person making the return

Name               Simon Bicknell

Position           Company Secretary

Signature

                                                              SCHEDULE 5

                                                 BLOCKLISTING SIX MONTHLY RETURN

To:      Listing Applications
         UK Listing Authority
         Financial Services Authority
         25, The North Colonnade
         Canary Wharf
         London, E14 5HS

                              Please ensure the entries on this return are typed

1. Name of company

GlaxoSmithKline plc

2. Name of scheme

GlaxoSmithKline Share Option Plan - ADS

3. Period of return:

From        1 July 2004                               To     31 December 2004

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

661,628

5. Number of shares issued / allotted under scheme during period:

296,276

6. Balance under scheme not yet issued / allotted at end of period

365,352

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

77,942 shares blocklisted on 11 December 2003 42,592 shares blocklisted on 15 March 2004 42,593 shares blocklisted on 29 March 2004 600,000 shares blocklisted on 4 November 2004

Please confirm total number of shares in issue at the end of the period in order for us to update our records

5,937,688,831

Contact for queries

Name               Janet Azzopardi

Address            980 Great West Road, Brentford, Middlesex, TW8 9GS

Telephone          020 8047 5000

Person making the return

Name               Simon Bicknell

Position           Company Secretary

Signature

                                                              SCHEDULE 5

                                                 BLOCKLISTING SIX MONTHLY RETURN

To:      Listing Applications
         UK Listing Authority
         Financial Services Authority
         25, The North Colonnade
         Canary Wharf
         London, E14 5HS

                              Please ensure the entries on this return are typed

1. Name of company

GlaxoSmithKline plc

2. Name of scheme

Glaxo Wellcome UK Share Option Scheme

3. Period of return:

From        1 July 2004                               To     31 December 2004

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

5,495,271

5. Number of shares issued / allotted under scheme during period:

20,035

6. Balance under scheme not yet issued / allotted at end of period

5,475,236

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

6,031,645 shares blocklisted on 27 December 2000

Please confirm total number of shares in issue at the end of the period in order for us to update our records

5,937,688,831

Contact for queries

Name               Janet Azzopardi

Address            980 Great West Road, Brentford, Middlesex, TW8 9GS

Telephone          020 8047 5000

Person making the return

Name               Simon Bicknell

Position           Company Secretary

Signature

                                                              SCHEDULE 5

                                                 BLOCKLISTING SIX MONTHLY RETURN

To:      Listing Applications
         UK Listing Authority
         Financial Services Authority
         25, The North Colonnade
         Canary Wharf
         London, E14 5HS

                              Please ensure the entries on this return are typed

1. Name of company

GlaxoSmithKline plc

2. Name of scheme

GlaxoSmithKline Savings Related Share Option Scheme

3. Period of return:

From        1 July 2004                               To     31 December 2004

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

216,599

5. Number of shares issued / allotted under scheme during period:

79,779

6. Balance under scheme not yet issued / allotted at end of period

136,820

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

104,196 shares blocklisted on 25 June 2002 42,593 shares blocklisted on 15 March 2004 100,000 shares blocklisted on 29 March 2004 200,000 shares blocklisted on 4 November 2004

Please confirm total number of shares in issue at the end of the period in order for us to update our records

5,937,688,831

Contact for queries

Name               Janet Azzopardi

Address            980 Great West Road, Brentford, Middlesex, TW8 9GS

Telephone          020 8047 5000

Person making the return

Name               Simon Bicknell

Position           Company Secretary

Signature

                                                              SCHEDULE 5

                                                 BLOCKLISTING SIX MONTHLY RETURN

To:      Listing Applications
         UK Listing Authority
         Financial Services Authority
         25, The North Colonnade
         Canary Wharf
         London, E14 5HS

                              Please ensure the entries on this return are typed

1. Name of company

GlaxoSmithKline plc

2. Name of scheme

Wellcome Executive Share Option Scheme

3. Period of return:

From        1 July 2004                               To     31 December 2004

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

4,649

5. Number of shares issued / allotted under scheme during period:

0

6. Balance under scheme not yet issued / allotted at end of period

4,649

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

218,273 shares blocklisted on 27 December 2000

Please confirm total number of shares in issue at the end of the period in order for us to update our records

5,937,688,831

Contact for queries

Name               Janet Azzopardi

Address            980 Great West Road, Brentford, Middlesex, TW8 9GS

Telephone          020 8047 5000

Person making the return

Name               Simon Bicknell

Position           Company Secretary

Signature

                             Directors' Interests

I give below details of changes in directors' interests in the Ordinary Shares of GlaxoSmithKline plc.

18 January 2005             Abacus  (GSK)  Trustees  Limited,  as trustee of the
                            GlaxoSmithKline Employee Trust, ("the GSK Trust"), transferred 19,638 Ordinary Shares in the Company to participants in the SmithKline Beecham Employee
                            Share Option Plan 1991.


The Company was advised of these transactions on 19 January 2005.

The GSK Trust is a discretionary trust of which all employees or former employees of GlaxoSmithKline plc and its subsidiaries are potential beneficiaries. Three of the Company's directors, Dr J-P Garnier, Dr T Yamada and Mr J D Coombe are therefore interested in the shares held in the GSK Trust from time to time in the same way as other employees or former employees of GlaxoSmithKline plc and its subsidiaries.

S M Bicknell,
Company Secretary

19 January 2005